 Exhibit 99.1

CHINA SUNERGY ANNOUNCES APPOINTMENT OF CHIEF FINANCIAL OFFICER

NANJING, China, January 12, 2012, China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or the “Company”), a specialized solar cell and module manufacturer, announced today that it has appointed Mr. Yongfei Chen, previously the acting Chief Financial Officer of the Company, as the Chief Financial Officer (the “CFO”), effective immediately. Under the employment agreement between China Sunergy and Mr. Chen, he is employed for an initial three-year term.

Mr. Chen has been the acting CFO of the Company since November 2010. From 2003 to October 2010, Mr. Chen worked in China Electric Equipment Group Co., Ltd., or CEEG, China Sunergy’s affiliated company, where his last role was as general manager of the finance department. Prior to that, Chen was an accountant at Yangzhong Sub-branch of China Construction Bank from 1997 to 2002. Mr. Chen graduated from Yanshan University in Hebei, China with a bachelor’s degree in industrial management engineering in 1997. He is currently a PRC Certified Public Accountant.

Stephen Cai, China Sunergy’s CEO and also one of the executive directors, said: “Mr. Chen has excelled as acting CFO and we are pleased to officially confirm Yongfei Chen’s appointment to this key position. We will benefit from his knowledge,  experience, and network, and we expect that his further service to CSUN will provide us valuable continuity. Chen has the Board’s full support to serve in this decision-making role, and we believe he will contribute to our future success.”

“I am honored to be appointed as the CFO of China Sunergy,” commented Mr. Chen. “I am deeply committed to China Sunergy’s long-term success, and I will be able to continue to play a key role in the Company’s expansion and development.”

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Xiaoxiao Nina Zhan Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including the ultimate outcome of any decisions by the ITC and DOC on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company’s products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.